Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2023	2022	2021	2020	2019

	(in thousands)
Earnings:
Income (loss) before income taxes	$(19,033)	$20,927	$17,602	$7,072	$(1,026)
Less: Equity in loss (earnings) of investees	(1,884)	(5,957)	(4,409)	(111)	1,876
Less: Pre-tax net income attributable to noncontrolling interest and redeemable noncontrolling interests	1,312	(2,931)	(1,934)	(1,803)	(1,012)
Add: Distributions paid by equity investees	-	-	-	-	-
Fixed charges and preferred stock dividends, as calculated below	2,153	1,476	721	533	358
Total earnings	$(17,452)	$13,515	$11,980	$5,691	$196

Computation of fixed charges and preferred stock dividends:
Interest expense	$1,876	$1,201	$422	$222	$94
Preferred stock dividends(1)	177	177	177	177	177
Interest component of rent expense(2)	100	98	122	134	87
Total combined fixed charges and preferred stock dividends	$2,153	$1,476	$721	$533	$358

Ratio of earnings to combined fixed charges and preferred stock dividends(3)	(8.11)	9.16	16.62	10.68	0.55
Deficiency of earnings to combined fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	N/A

(1)	Dividends accrue on our outstanding Series A preferred stock at the rate of $0.20 per annum per share of Series A preferred stock. We have not paid any dividends on preferred stock. 883,000 shares of our preferred stock were issued and outstanding for all of the periods presented.
(2)	Effective January 1, 2019 and onwards, interest is calculated consistent with guidance under ASC 842, where an estimate for the Company's incremental borrowing rate of 5.14%. The borrowing rate is calculated using a weighted average for the interest rate on the Company's Fremont office lease of 5.5% and the interest rate on Tongmei’s nitrogen system of 4.7%.
(3)	For periods in which there is a deficiency of earnings available to cover combined fixed charges and preferred stock dividends, the ratio information is not applicable.